Exhibit 99.1

Red White & Bloom Brands Provides Operating Highlights for Q4 2020 & Q1 2021

-$32.2 million in Q1 2021 Adjusted Sales1

-Achieves Q1 2021 Break-even Adjusted EBITDA1

TORONTO, June 1, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, is pleased to announce certain results for Q1 2021 and the 2020 fiscal year presented in Canadian dollars.

The Company reports adjusted sales1 for the first quarter of $32.2 million, a sequential increase of 2.4% from the prior quarter’s adjusted sales of $31.4 million in Q4 2020. The increase was reduced by the strengthening Canadian dollar and would have been +5.5% using a constant dollar comparison. The Company is also pleased to announce it has achieved positive adjusted EBITDA of $460,000 million for Q1 2021.

These select financial results do not include RWB Michigan (assets currently being migrated to RWB2), RWB Florida (closed April 28th, 20213) and RWB Illinois (waiting on Illinois regulatory approval4) which will be reported as they become operational and/ or closed.

An Investor call will be scheduled closer to when the 2020 audited results are made available to the public.

Brad Rogers, Chairman & CEO commented, “As disappointed as we are with the delay in filing our financials, I want to first and foremost extend our best wishes for a speedy recovery to our MNP partner in this most unfortunate and unprecedented circumstance.

On the business front, finally having completed the most arduous step in licensing for the Company, we now have a clear path to gain control of the assets in Michigan, formerly nurtured by our investee. We also have the ability and roadmap to expand our cultivation footprint, open new stores, and over the coming weeks start rebranding our existing dispensaries in Michigan to High Times. Those assets when coupled with the significant market share of our Platinum brands, makes us a significant player in Michigan— and we’re actually just getting started.

Our goals for 2021 are simple; build upon our Michigan footprint and focus on growing market share and expanding our bottom line. In Florida and Illinois, we are earlier in the THC business cycle, but will start in Florida with our immediate cultivation expansion as we ready to open additional stores later this year. On top of all this, we will look to more strategic relationships and enter additional States for a “brands only” strategy with minimal capex spend.

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1 Adjusted sales and Adjusted EBITDA are non-GAAP measures. Adjusted sales definition: Platinum Vape’s actual wholesale sales currently done through a third party in Michigan under license. Upon successful completion of step 2 licensing in MI, RWB will migrate Michigan operations are to RWB-owned and licensed facilities; anticipated by H2 2021.

2 https://ir.redwhitebloom.com/news-events/press-releases/detail/88/red-white-bloom-brands-announces-successful

3 https://ir.redwhitebloom.com/news-events/press-releases/detail/81/retransmission-red-white-bloom-closes-acquisition-of

4 https://ir.redwhitebloom.com/news-events/press-releases/detail/65/red-white-bloom-to-acquire-illinois-thc-cultivation

Shareholders should really take note of all the great deals we’ve consummated in a very short period of time, while paying a fraction for M&A that many of our peers have. This hard work should bode well for the Company as our systems, SOPs and team are now integrated to grow our top and bottom line into the end of the year.”

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, California, Arizona and Massachusetts, with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.